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Exhibit 4.1

MI Developments Inc.
377 Magna Drive Aurora, Ontario, Canada L4G 7A9 Tel (905) 726-7026 Fax (905) 726-2596

March 10, 2004

PRIVATE & CONFIDENTIAL

Mr. Brian Tobin
159 Echo Drive
Ottawa, Ontario
K1S 1M9

Dear Brian:

  Re:
  Employment with MI Developments Inc.

        This letter will confirm that the following shall be the terms and conditions of your employment with MI Developments Inc. (the "Corporation"), as follows:

        1.    Position:    Subject to the approval of the Board of Directors (the "Board") of the Corporation, as of the Effective Date, you are appointed as the Chief Executive Officer of the Corporation reporting to the Chairman and the Board. As a representative of the Corporation, and subject to your election by the shareholders of the Corporation's subsidiary, Magna Entertainment Corp. ("MEC"), and/or your appointment by the Directors of MEC, the Corporation will ask MEC to make you a director of MEC and Vice-Chairman of MEC's Board of Directors.

        2.    Base Salary:    Your Base Salary shall be US $500,000 per annum for fiscal 2004 and subsequent fiscal years (less statutorily required deductions), payable in arrears in accordance with the Corporation's standard payroll practices.

        3.    Annual Bonus:    In addition to your Base Salary, you shall receive an Annual Bonus (inclusive of all entitlement to vacation pay, whether vacation is taken or not in any period, and less statutorily required deductions) in an amount equal to:

            (i)  for fiscal 2004, the greater of (a) US$700,000 per annum; and (b) nine-tenths of one percent (0.9%) of the net profits before income tax of the Corporation for fiscal 2004 (excluding Magna Entertainment Corp.); and

           (ii)  for fiscal 2005 and subsequent fiscal years, the greater of (a) US$700,000 per annum; and (b) a percentage of the net profits before income tax of the Corporation for each such fiscal year (including Magna Entertainment Corp.), such percentage to be mutually agreed upon on or before December 31, 2004; provided that, no mutual agreement shall be required in the event the Corporation proposes a percentage of net profits which, based on the then current business plan for fiscal 2005, is expected to result in a bonus equivalent to or greater than that paid or payable in respect to fiscal 2004.

        Net profits before income tax of the Corporation for the purposes of this agreement shall be determined and paid in accordance with the stated policies prescribed by the Corporation, from time to time, in its sole discretion. The Corporation's fiscal year currently runs from January 1 to December 31 of each calendar year.

        4.    Benefits:    During your employment by the Corporation, you will be entitled to:

          (a)   participate in all group insurance and benefit programs generally applicable to salaried employees of the Corporation from time to time;

          (b)   four (4) weeks vacation in respect of each completed twelve (12) month period of employment during the term of this agreement, to be taken at such time or times as are mutually convenient to you and the Corporation, but not payment in lieu thereof; and

          (c)   reimbursement for all reasonable and documented business expenses incurred on behalf of the Corporation in carrying out your duties, in accordance with the Corporation's policies from time to time, but excluding automobile operating costs other than the standard mileage charge approved by the Corporation from time to time.

        5.    Automobile:    During your employment by the Corporation, the Corporation will lease for your use (or reimburse to you the lease costs of) an automobile that is manufactured by and a brand name of a U.S. domestic automaker (such as a Cadillac or Lincoln). The Corporation will also pay all reasonable servicing and other maintenance costs for that automobile. You will be responsible for insurance on the automobile as well as day-to-day operating costs such as oil and gas expenses.

        6.    Moving Expenses:    The Corporation will reimburse you for your reasonable moving expenses to move your home from Ottawa, Ontario to Toronto, Ontario upon submission to the Corporation of invoices for those expenses.

        7.    MID Stock Options:    Subject to the express approval of the Board of Directors of the Corporation and any regulatory bodies having jurisdiction (including the consent of The Toronto Stock Exchange to the listing of the underlying shares), and subject to you entering into a Stock Option Agreement with the Corporation in the standard form contemplated by the Corporation's 2003 Incentive Stock Option Plan, the Corporation shall grant you options to purchase 100,000 Class A Subordinate Voting Shares ("MID Shares") of the Corporation at an exercise price per MID Share which is equal to 100% of the last sale price of an MID Share on The Toronto Stock Exchange on the trading day prior to the date of MID Board approval of the stock option grant. Such options shall be exercisable by you only in accordance with the terms and conditions set forth in the Stock Option Agreement referred to above. Upon receipt of an executed copy of this agreement, we will place this matter before the Board of Directors of the Corporation at the earliest reasonable opportunity.

        8.    MEC Stock Options:    Subject to the express approval of the Corporate Governance, Human Resources and Compensation Committee of the Board of Directors of MEC (the "MEC Compensation Committee") and compliance with all applicable laws, the Corporation will ask MEC to grant you options to purchase 100,000 shares of Class A Subordinate Voting Stock of MEC at an exercise price per share which is equal to the greater of: (i) the closing trading price of the shares on the trading day immediately preceding the date that the options are granted; and (ii) the net book value per share of MEC as of the end of the most recently completed quarterly reporting period for which MEC has publicly announced its results. Subject to the approval of the MEC Compensation Committee, the options will have a term of ten years from date of grant and will vest one-fifth on the date of grant and an additional one-fifth on each of the first four anniversaries of the date of grant. The grant of options will be subject to you entering into a Stock Option Agreement with MEC in the standard form used by MEC from time to time for stock option grants to its non-employee directors under MEC's Long Term Incentive Plan. Should your directorship with MEC terminate, the term of your options shall be reduced as provided in the Stock Option Agreement referred to above. Such options shall be subject to all other terms and conditions set forth in the Stock Option Agreement referred to above and/or in MEC's Long-Term Incentive Plan. Upon receipt of an executed copy of this agreement, the Corporation will ask MEC to place this matter before the MEC Compensation Committee at the earliest reasonable opportunity.

        9.    MID Share Investment:    The Corporation requires that you accumulate and maintain an investment in MID Shares as a condition of your employment. As a minimum, you agree to accumulate and maintain over each of the three fiscal (calendar) years commencing January 1, 2004, that number of MID Shares which is calculated by dividing (i) one-third (1/3) of your after-tax total cash compensation over your Base Salary for each of those three years (the calculation of after-tax total cash compensation shall give effect to income tax at a deemed 50% tax rate) by (ii) the average closing trading price on The Toronto Stock Exchange for MID Shares over each such year.

        Subsequent to this three year period, you will maintain annually that number of MID Shares which is calculated by dividing (i) one-third (1/3) of the after-tax total cash compensation over your Base Salary for the three most recent fiscal (calendar) years (the calculation of after-tax total cash compensation shall give effect to income tax at a deemed 50% tax rate), by (ii) the average trading price on The Toronto Stock Exchange for MID Shares over such three year period.

        Evidence of your ownership of the required number of MID Shares must be produced each year commencing in February, 2005 for the fiscal (calendar) year ending December 31, 2004 in order to obtain payment of any remaining unpaid balance of your Annual Bonus for the preceding fiscal year. You may accumulate such MID Shares in advance at your discretion and may use MID Shares which are already owned by you to satisfy such requirement.

        10.    Conditions for Continued Employment:    It is acknowledged by you that as a condition of your continued employment you will comply in every respect with the MID Capital Expenditure Guidelines, the MID Health, Safety and Environmental Policy, the MID Corporate Disclosure Policy and the MID Insider Reporting and Trading Policy, as amended from time to time, together with such other policies as the Corporation may establish and be in effect from time to time.

        11.    Termination:    Your employment and this agreement, including all benefits provided for under this agreement, will terminate on: (a) the acceptance by the Corporation of your voluntary resignation; (b) at the Corporation's option, your disability for an aggregate of six (6) months or more in any twenty-four (24) month period, subject to any statutory requirement to accommodate such disability; (c) your death; or (d) your dismissal for cause or by reason of your breach of the terms of this agreement.

        Otherwise, you may, at any time or for any reason, terminate your employment and this agreement by providing the Corporation with not less than three (3) months prior written notice of intention to terminate. The Corporation may, at any time and for any reason, terminate your employment and this agreement by providing you with twelve (12) months prior written notice of intention to terminate. Alternatively, the Corporation may elect to terminate your employment and this agreement immediately by paying you a retiring allowance equivalent to your Base Salary and Annual Bonus for the full fiscal (calendar) year ending immediately prior to the date of termination (less statutorily required deductions) either in a lump sum within thirty (30) days of the day of termination or monthly in arrears in twelve (12) equal instalments commencing thirty (30) days after the day of termination. The Corporation may also terminate your employment and this agreement by providing you a combination of working notice and retiring allowance equivalent to your Base Salary and Annual Bonus for the full fiscal (calendar) year ending immediately prior to the date of termination. If your employment is terminated pursuant to this paragraph, the Corporation shall maintain on your behalf the benefits referred to in paragraph 4(a) for a period of not less than the period required by applicable statute.

        On termination of this agreement, other than your dismissal for cause or for breach of this agreement under sub-paragraph 11(d), the Corporation will also pay your Annual Bonus on a prorated basis to the date of termination.

        In the event that you breach the provisions of paragraph 12, the payment of any further amounts under this agreement will immediately cease. Further, the amount paid in each instalment (including Base Salary and/or Annual Bonus) will be offset by any income earned by you up to a maximum of 50% of such income, during the period you are entitled to receive instalments, regardless of whether such income is earned from alternate or self-employment.

        The termination provisions set forth above are inclusive of any and all statutory, common law and/or contractual entitlement to severance pay, notice of termination or pay in lieu thereof, salary, bonuses, automobile allowances, vacation and/or vacation pay and other remuneration and benefits payable or otherwise provided to you in relation to your employment by the Corporation and the termination of your employment and this agreement.

        12.    Other Conditions:    You hereby acknowledge as reasonable, in terms of both scope and duration, and agree that you shall abide by the following terms and conditions:

             i)    Intellectual Property:    Any and all patents, trade marks, copyrighted works, inventions, know-how, practices, processes, research materials, software, systems, technology, trade secrets, work methods, computer programs, concepts, data, designs, devices, discoveries, drawings, formulae, ideas, and improvements and advances therefor (collectively "Intellectual Property") that are either provided to you or that you obtain access to in the course of your employment are and shall remain the exclusive property of the Corporation.

          You agree that any Intellectual Property (whether registrable or not) produced, made, written, or designed by you, either alone or jointly with others, in the course of your employment or in any way relating to the business of the Corporation and its subsidiaries and affiliates, including Magna Entertainment Corp. and its subsidiaries (collectively the "MID Group"), shall vest in and be the exclusive property of the Corporation and the MID Group. You further agree that both during your employment and subsequent to your termination of employment, you will promptly and fully disclose to the Corporation, complete details of any Intellectual Property arising through or in the course of your employment, with the intention that the Corporation and the MID Group shall have full knowledge of and obtain full ownership of such Intellectual Property. At the Corporation's expense, you agree to cooperate in executing all necessary assignments and other documents and shall cooperate in all other such acts and things as the Corporation may reasonably require in order to vest such Intellectual Property rights exclusively in the name of the Corporation and the MID Group.

            ii)    Confidentiality:    You shall keep confidential at all times during and after your employment, all information (including proprietary or confidential information) about the business and affairs of, or belonging to, the Corporation or any member of the MID Group or their respective customers or suppliers, including information which, though technically not trade secrets, the dissemination or knowledge whereof might prove prejudicial to any of them. In addition, if requested at any time, you shall immediately execute a separate form of Employee Confidentiality Agreement in the Corporation's standard form as a condition of your continued employment.

           iii)    Conflict of Interest:    You shall not engage in any business activities, either through yourself or through immediate family member(s), which may place you in an actual or apparent conflict of interest with your duty to act, at all times, in the best interests of the Corporation and the MID Group.

            iv)    Non-Competition:    During the term of your employment with the Corporation and for a period of twelve (12) months after the termination of your employment, you shall not, directly or indirectly, in any capacity compete with the business of the Corporation or any member of the MID Group in respect of which you have had access to proprietary or confidential information.

             v)    Non-Solicitation:    During the term of your employment with the Corporation and for a period of twelve (12) months after the termination of your employment, you shall not, directly or indirectly (A) solicit, attempt to solicit, call upon, or accept the business of any firm, person or company who is or was a customer, client, or supplier of the Corporation or any member of the MID Group, or (B) solicit, attempt to solicit, or communicate in any way with employees of the Corporation or any member of the MID Group for the purpose of having such employees employed or in any way engaged by another person, firm, corporation, or other entity.

            vi)    Outside Board Positions:    For the first eighteen (18) months of your employment, you will not act as a director for, or perform in any similar capacity for, more than two entities that are not affiliates of the Corporation. After that eighteen (18) month period, you will not continue to act as a director, or perform in a similar capacity, for any entity that is not an affiliate of the Corporation without the Chairman's approval.

        13.    General:

             i)    Severability:    You acknowledge and agree that should any provision in this agreement be held to be invalid, void or unenforceable, it shall be declared separate and distinct from the remaining provisions herein, and such remaining provisions shall continue in full force and effect.

            ii)    Assignability:    This agreement may be assigned by the Corporation with your consent (such consent not to be unreasonably withheld) to any other member of the MID Group. Upon completion of such assignment, the Corporation shall be automatically released from any obligation, liability or responsibility under this agreement.

        14.    Effective Date:    Your employment under the terms of this agreement shall commence on March 1, 2004. Upon cessation of your employment or other termination of this agreement, paragraph 12 shall continue in full force and effect.

        If the terms of employment as set out in this agreement are acceptable to you, please sign and date three copies in the places indicated and return two fully signed copies to the attention of Edward Hannah, General Counsel of the Corporation, by 5:00 p.m. on March 12, 2004, after which, if not so signed and returned, this agreement shall be withdrawn. Upon execution by you, this agreement (i) replaces any prior written or oral employment agreement or other agreement concerning remuneration between you and the Corporation or any member of the MID Group and (ii) will continue to apply to your employment in a similar or other capacity with the Corporation or any member of the MID Group.

Yours very truly,

Frank Stronach
Chairman

                      FS:ga

        I hereby accept the terms and conditions set out above and acknowledge that this agreement contains all the terms and conditions of my employment with MI Developments Inc. and that no other terms, conditions or representations other than those within this letter form part of this agreement.

Date	Brian V. Tobin

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  Exhibit 4.1